UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the period of: November 26, 2013

Platinum Group Metals Ltd.
(SEC File No. 001-33562)

Suite 328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA
Address of Principal Executive Office

     Indicate by check mark whether the registrant files or will file annual reports under cover:

Form 20-F [   ]     Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [   ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [   ]

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2013	“R. Michael Jones”
R. MICHAEL JONES
DIRECTOR & CEO

EXHIBIT INDEX

Exhibit	Description
99.1	Technical Report dated November 12, 2013
99.2	Consent of QP dated November 26, 2013
99.3	News Release dated November 26, 2013
99.4	Material Change Report dated November 26, 2013